CORRESP

Weintraub Tobin

400 Capitol Mall, 11th Flr

Sacramento CA, 95814

Taylor W. Bentley

916-558-6129

tbentley@weintraub.com

April 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Erin Wilson

Re:

Tanzanian Royalty Exploration Corporation (“Company”)

Registration Statement on Form F-3 (No. 333-201466)

Ladies and Gentlemen:

In connection with our conversation today, the Exhibits No. 1 and 2 to this letter reflects certain changes we will make in the Company’s Rule 424 Prospectus Supplement in addition to the dating, removing legends, and other routine prospectus supplement changes.  The changes have been marked against the text of the Preliminary Prospectus filed April 7, 2015 as part of Form F-3 (File No. 333-201466) and reflect the cover page and page 3, respectively.

Very truly yours,

weintraub|tobin

/s/ Taylor W. Bentley

Taylor W. Bentley

Exhibit 1

Redline Text of Cover Page

Prospectus Supplement

(to Prospectus dated April 7, 2015)

COMMON SHARES

This prospectus relates to the sale or other disposition from time to time by the selling shareholder identified in this prospectus of up to ~~6,950,727~~ 5,839,617 common shares consisting of 500,000 common shares, up to ~~5,370,370~~ 4,259,259 common shares that issued upon the conversion of outstanding 8% Original Issue Discount Senior Convertible Debenture (the “Debenture”) and up to 1,080,357 common shares may be issued upon the exercise of outstanding Common Stock Purchase Warrants (the “Warrants”).  All of the common shares, when sold, will be sold by the selling shareholder.  We are not selling any common shares under this prospectus and will not receive any of the proceeds from the sale or other disposition of the common shares by the selling shareholder.  We will, however, receive the net proceeds of any warrants exercised for cash, if any.

The selling shareholder may sell or otherwise dispose of some or all the common shares covered by this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling shareholder may sell or otherwise dispose of their common shares in the section entitled “Plan of Distribution” on page 23.  Discounts, concessions, commissions and similar selling expenses attributable to the sale of common shares covered by this prospectus will be borne by a selling shareholder.  We will pay the expenses incurred in registering the common shares covered by this prospectus, including legal and accounting fees.  We will not be paying any underwriting discounts or commissions in this offering.

Our common shares are listed on the NYSE MKT under the symbol TRX and on the Toronto Stock Exchange (“TSX”) under the symbol TNX.  On March 30, 2015, the closing prices for a common share on the NYSE MKT and TSX were $0.34 and Cdn$0.43 per share, respectively.

Investing in our securities involves a high degree of risk.  Before making an investment decision, please read “Risk Factors” beginning on page 6 of this prospectus and any other risk factor included in any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2015.

Exhibit 2

Redline of Page 3

The Securities the Selling Shareholder May Offer

The selling shareholder named in this prospectus may offer and sell up to ~~6,950,727~~ 5,839,617 common shares, including 500,000 common shares held by the Debenture holder, ~~5,370,370~~ 4,259,259 common shares which represent the outstanding balance of the Debenture as of the filing of this Registration Statement divided by $0.27 and 1,080,357 common shares which represent 110% of the number of common shares issuable upon the exercise of the Warrants pursuant to a registration rights agreement.

Throughout this prospectus, when we refer to our common shares being registered on behalf of the selling shareholder, we are referring to the common shares that have been issued and may be issuable upon conversion of or payment for the Debenture or exercise of the Warrants.  Throughout this prospectus, when we refer to the selling shareholder, we are referring to the selling shareholder named herein and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, or other non-sale related transfer that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

Securities Purchase Agreement

On December 9, 2014, we entered into a securities purchase agreement with JGB (Cayman) Weston Ltd. (“JGB”), the selling shareholder, pursuant to which we may sell to JGB up to $15,000,000 in The Debenture and the Warrants.  Pursuant to this agreement, we sold $10,000,000 of the Debenture and Warrants to purchase 982,143 shares at an exercise price of $0.98 per share, subject to adjustment for $9,200,000.  Provided certain financial conditions are met, including that the VWAP for the common shares for five consecutive trading days commencing on February 25, 2015, shall be not less than $0.90 per common share, on or around March 4, 2015, an additional $5,000,000 in The Debenture and related Warrants equal to a number equal to approximately $350,000 divided by the conversion price may be sold for $4,600,000.  We did not meet the conditions set forth in the preceding sentence.

The $9,200,000 proceeds from the sale described above were subject to an escrow account, of which on December 26, 2014, $1,766,582 was released to the Company.  The balance of the proceeds were held in escrow and during the period commencing on the December 26, 2014 and ending on September 30, 2015 may be released upon the meeting of certain conditions.

The Debenture matures in two years and the Company shall pay interest to the Debenture’s holder on the outstanding principal amount of the Debenture at the rate of 8% per annum.

The Debenture, and, at the election of the holder, interest thereon, are convertible into our common shares at the election of the holder thereof at a conversion price equal to $0.98 per common share subject to anti-dilution provisions, including stock dividends and stock splits, subsequent rights offerings, pro rata distributions, a fundamental transaction and the issuance of common shares or common share equivalents at a price, or exercise or conversion price, at less than the then current the Debenture conversion price.

Upon the following events, the Debenture may be redeemed: (i) commencing on March 1, 2015, the selling shareholder will have the right to require the Company to redeem up to $750,000 of the Debenture principal per month in cash or, at the election of the Company, a number of common shares equal to the amount of the Debenture principal subject to redemption divided by 90% of the average of the five lowest daily volume weighted average prices for the preceding 20 trading period prior to the notice of election to redeem; (ii) upon a change in control, the holder of the Debenture may require us to redeem the Debenture at 110% of the outstanding principal balance payable in cash or, at the holder’s option, common shares at the then current conversion price; and (iii) upon a permitted project financing, we shall redeem the Debenture at 105% of the outstanding principal balance payable in cash or, at the holder’s option, common shares at the then current conversion price.